EXHIBIT 99.1

Westport Announces Issuance of Management Cease Trade Order

VANCOUVER, British Columbia, April 01, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the “Company”) (TSX:WPRT / Nasdaq: WPRT) today announced that the British Columbia Securities Commission, the Company’s principal regulator, has issued a temporary management cease trade order (the “MCTO“) against the Company under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203“). The MCTO restricts trading in the Company’s securities by the CEO and CFO, but does not restrict trading by other shareholders or investors.

“On March 20, 2026, we announced that we had recently identified unauthorized access to certain internal systems and acted immediately to contain the incident, engaging cybersecurity experts and strengthening our safeguards,” said Dan Sceli, Chief Executive Officer of Westport. “Importantly, our core operations remain unaffected, with no disruption to manufacturing or customer delivery. As we complete a thorough review to ensure the integrity of our financial reporting, we remain focused on transparency. Notwithstanding this incident, we continue to execute on our strategic priorities and build on the progress achieved over the past year.”

The Company voluntarily applied for the MCTO in connection with the Company’s delayed filing of its: (i) audited consolidated financial statements for the fiscal year ended December 31, 2025 (the “Annual Financial Statements“), (ii) management’s discussion and analysis relating to the Annual Financial Statements, (iii) CEO and CFO certificates relating to the Annual Financial Statements and (iv) annual information form on Form 20-F (collectively, (together, the “Annual Filings“), as a result of the cybersecurity incident previously announced by the Company on March 20, 2026. Each of the Annual Filings were required to be filed by March 31, 2026 under Canadian securities laws.

In advance of filing the Company’s Annual Documents, Westport is working closely with its auditors to (i) assess and determine the scope of the cybersecurity incident with respect to the documents and data relevant to the Annual Documents; (ii) determine whether the Company's internal controls over financial reporting were deficient in connection with the incident; (iii) if so, determine whether such deficiency requires a change to the scope of the auditors' audit procedures in respect of the audited annual financial statements; and (iv) complete any additional required audit activity and any revisions to the Annual Documents, if required. Westport plans to file the required disclosure as promptly as possible.

Westport will follow the alternative information guidelines under NP 12-203, and will provide bi-weekly status updates regarding the delayed filings by way of news release until the Annual Filings are filed.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the Company's ability to complete and file the Annual Filings, the terms of the MCTO and the Company's compliance with the reporting requirements of NP 12-203. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause actual results to differ materially from those expressed or implied. These risks, uncertainties and assumptions include those related to the cybersecurity incident and the Company's ability to complete and file the Annual Filings, general economic conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, foreign exchange rate fluctuations, supply-chain factors and other risks and assumptions described in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date of publication. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Westport Investor Relations
T: +1 604-718-2046